JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02 OCT 25 AM 10: 25

2nd October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02055547

Dear Sirs

Jardine Strategic Holdings Limited
2002 Interim Dividend

I enclose for your attention a notification dated 2nd October 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
NOV 0 4 2002
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 10/28

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-303?

RNS | The company news service from the London Stock Exchange

Clos

Full Text Announcement

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Dividend
Released	09:17 2 Oct 2002
Number	9477B

JARDINE STRATEGIC HOLDINGS LIMITED

2002 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2002 interim dividend of the above Company. The dividend will be paid on 16th October 2002.

2002 interim dividend per share:	US cents 4.60
GBP equivalent:	2.9451 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

2nd October 2002

www.jardines.com

END